

Mail Stop 7010

July 18, 2007

<u>**By US Mail and Facsimile**</u>

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re: Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Filed September 12, 2006**
> **File No. 1-16317**

Dear Mr. Peak:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

General

1.   Please modify the explanatory notes in the forepart of your draft amendments to
        further clarify the nature of the revisions in MD&A. Specifically, you should
        explain that MD&A is being revised to replace the earlier discussion that was
        based on activity of continuing and discontinued operations combined, which was
        presented without differentiation – inconsistent with the financial statement
        presentation – with a discussion that is focused on continuing operations apart
        from discontinued operations as determined in accordance with GAAP. The
        explanatory note in the Form 10-Q amendment should also explain that you are
        providing expanded MD&A disclosures, covering the first and second quarters of
        your 2007 fiscal year, in addition to your third quarter, for the same reasons,
        rather than amending the earlier interim reports. You may clarify that because
        you did not have newly discontinued operations in 2007, the revisions are for the
        analysis comparing your more recent activity to that of the corresponding periods
        of the prior year.

2.   Please ensure that all pages in the amendments to your annual and interim reports
        are numbered sequentially.

Management's Discussion and Analysis

Overview

3.   Expand your disclosure under this heading to include an introductory statement
        regarding the revisions you are implementing. We expect this would elaborate on
        the MD&A information in the explanatory note appearing in the forepart of the
        filing, and also clarify that in addition to the changes in the narratives, the tabular
        information shown has also been revised to be consistent with your GAAP-based
        financial statements.

Capital Resources and Liquidity

4.   We note that you disclose non-GAAP measures of "cash inflow" and "cash
        outflow," representing a selective aggregation of activity appearing in your
        GAAP-based cash flow statements, which do not agree with the primary
        classifications. Further, although your discussion is preceded by proposed
        disclosure specifying cash flows related to discontinued operations for each of the
        primary classifications, it is unclear from the narrative associated with your non-
        GAAP measures as to whether these are inclusive of cash flows related to the
        discontinued operations. We suggest that you further refine your discussion so
        that it is clear how the activity described correlates with the GAAP measures of

cash flow for operating, investing and financing activities. If you have a substantive basis for disclosing the non-GAAP measures, and wish to retain these in your document, you should comply with the requirements of Item 10(e) of Regulation S-K. Please revise the disclosures in your annual and interim reports accordingly.

5.	Please expand your disclosures referencing the proceeds received from property sales since 1999, and stating that your liquidity could be impaired due to the decrease in your inventory of producing properties that could be sold in future periods, to include a tabular presentation of proceeds received in each of the prior periods, along with the impact of these sales on your developed reserve quantities, to illustrate the trend. Include the measure of developed reserves held at year end. You may wish to cross reference the reserve activity reported in the Supplemental Oil and Gas Disclosures on page F-28. Please add a discontinued operations sub-section near the end of your Results of Operations narrative to briefly discuss the activity in your financial statements that is associated with the discontinued operations, and the sales of these operations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

General

6.	Please revise the disclosures in an amendment to your interim report as necessary to comply with all applicable comments written on your annual report.

Closing Comments

Please amend you Form 10-K within 10 days of the date of this letter, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Nasreen Mohammed at (202) 551-3773, or in her absence, Karl Hiller at (202) 551- 3686 with any questions on the financial statements.

Sincerely,

Karl Hiller
Branch Chief